UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building 1, 56 Fanchang Road

Shanghai, 201201

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit 99.1 – Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DINGDONG (CAYMAN) LIMITED

By:	/s/ Changlin Liang
Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: September 1, 2023

Dingdong (Cayman) Limited Announces Second Quarter 2023 Financial Results

SHANGHAI, September 01, 2023 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended June 30, 2023.

Second Quarter 2023 Highlights:

•	Non-GAAP net income for the second quarter of 2023 was RMB7.5 million (US$1.0 million), the third consecutive quarter of non-GAAP profitability.
•

Fulfillment expenses for the second quarter of 2023 were RMB1,146.6 million (US$158.1 million), a decrease of 25.6% from RMB1,541.8 million in the same quarter of 2022; fulfillment expenses per order decreased by 7.8% year-on-year.

•

Three consecutive quarters of stable profit for Jiangsu, Zhejiang and Shanghai regions, with Jiangsu and Zhejiang in particular recording daily order volume per station growth of 27.1% and 21.0% year-on-year.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated,

“A year ago, at the height of the pandemic, we successfully met surging consumer demand by quickly adapting to difficulties across our supply chain and operations. This resulted in strong operational performance. Despite the high base effect set in Q2 2022, in this quarter, we managed to achieve a 5% year-on-year increase in monthly order frequency, surpassing four times per month for the first time. In addition, our ARPU increased by 8% year-on-year, and our member penetration rate improved greatly, with members contributing 54% of the total GMV. This is a 10-percentage point year-on-year increase. Thanks to our product development capabilities and full-chain operational capacity, we also made continuous improvements to overall order quality and user stickiness, even with the retail environment normalized post-pandemic. This reflects our commitment to optimizing operational efficiency to meet the evolving needs of our users. The strong performance reflects our steadfast commitment to our “efficiency first with due consideration of scale” approach, which has resulted in three consecutive quarters of non-GAAP profitability.

No matter how many twists and turns we may experience, we are confident in our ability to harness consumer demand for quality food services. We will deepen our penetration into existing markets and continuously tap into our users’ needs to achieve profitability. At the beginning of the second half of 2023, I want to give special thanks to our users, team, partners, and shareholders for supporting each other through very challenging times and continually contributing to our business.”

Mr. Song Wang, Senior Vice President of Dingdong, stated,

“In the second quarter of 2023, we generated revenue of RMB4.84 billion. The year-on-year decreases in revenue were due to the high base effect created during the same period last year when pandemic restrictions were impacting Shanghai and other regions. Given the high base effect created by the pandemic and short-term macro headwinds, we experienced a decrease in average order value (AOV) on a year-on-year and sequential basis. However, we remain confident that with the continued optimization of our product offerings and a gradually improving macroeconomic environment, AOV still has substantial room for growth. During the quarter, our frontline fulfillment stations saw a overall 2.3% increase in order volumes sequentially. Shanghai achieved overall profitability since Q1 2022, and Jiangsu and Zhejiang have achieved three consecutive quarters of profitability since Q4 2022. In terms of mature market growth, Jiangsu and Zhejiang recorded double-digit year-over-year growth in daily order volume per station. We also made progress in cutting costs and improving efficiency. For example, our average order fulfillment cost decreased by 7.8% year-on-year. We also generated a non-GAAP net margin of 0.2% during the quarter. After excluding one-time expenses, we were profitable on a GAAP basis. This demonstrates that our frontline fulfillment grid model remains highly viable and profitable, even in a post-pandemic environment. We are highly confident in our ability to achieve non-GAAP profitability in the remaining quarters and for the full year 2023.”

Second Quarter 2023 Financial Results

Total revenues were RMB4,840.6 million (US$667.6 million) compared with total revenues of RMB6,634.4 million in the same quarter of 2022, primarily due to excessively high consumer demand in the second quarter of 2022 due to the resurgence of COVID, especially in Shanghai. As consumer demand returned to normal levels from last year’s peak, order volumes also decreased. Additionally, increased traveling during the Labor Day and Dragon Boat holidays in the second quarter of 2023 also drove down the consumer demand . Total revenues for the second quarter of 2023 were also adversely affected by the Company’s withdrawal from several cities in 2022 and in the second quarter of this year, due to difficulties in attaining profitability in these markets in the short term. Order volumes increased by 2.3% sequentially driven by an increase in monthly order frequency and the rapid growth of orders originating from Jiangsu and Zhejiang provinces.

•	Product Revenues were RMB4,778.7 million (US$659.0 million) compared with product revenues of RMB6,554.0 million in the same quarter of 2022.

•

Service Revenues were RMB61.9 million (US$8.5 million) compared with service revenues of RMB80.4 million in the same quarter of 2022, primarily because we experienced a temporary surge in membership resulted from a series of COVID-19 restrictive measures during the second quarter of 2022.

Total operating costs and expenses were RMB4,866.9 million (US$671.2 million), a decrease of 26.6% from RMB6,634.6 million in the same quarter of 2022, with a detailed breakdown as below:

•

Cost of goods sold was RMB3,340.3 million (US$460.7 million), a decrease of 26.4% from RMB4,537.3 million in the same quarter of 2022. Cost of goods sold as a percentage of revenues increased to 69.0% from 68.4% in the same quarter of 2022. Gross margin decreased slightly to 31.0% from 31.6% in the same quarter of 2022.

•

Fulfillment expenses were RMB1,146.6 million (US$158.1 million), a decrease of 25.6% from RMB1,541.8 million in the same quarter of 2022. Fulfillment expenses as a percentage of total revenues increased slightly to 23.7% from 23.2% in the same quarter of 2022. This ratio has continuously improved on a sequential basis in recent quarters except for the second quarter of 2022 due to the high base effect for revenue created by the resurgence of COVID-19 during the same period last year.

•

Sales and marketing expenses were RMB89.1 million (US$12.3 million), a decrease of 39.3% from RMB146.7 million in the same quarter of 2022, as user acquisition cost per new transacting user decreased due to the Company’s improved product development capabilities and increasingly established brand image.

•	General and administrative expenses were RMB89.1 million (US$12.3 million), a decrease of 42.0% from RMB153.5 million in the same quarter of 2022, mainly due to the improved efficiency of our staff.

•

Product development expenses were RMB201.7 million (US$27.8 million), a decrease of 21.0% from RMB255.3 million in the same quarter of 2022, primarily due to the Company’s improved R&D efficiency. While advocating for energy and resource saving, the Company will continue to invest in its product development capabilities, agricultural technology, data algorithms, and other technology infrastructure, to further enhance its competitiveness.

Loss from operations was RMB49.6 million (US$6.8 million), compared with operating loss of RMB12.6 million in the same quarter of 2022.

Net loss was RMB36.6 million (US$5.0 million), compared with net loss of RMB34.5 million in the same quarter of 2022.

Non-GAAP net income, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB7.5 million (US$1.0 million), compared with non-GAAP net income of RMB20.6 million in the same quarter of 2022. In addition, non-GAAP net margin, which is the Company’s non-GAAP net income as a percentage of revenues, was 0.2% compared with 0.3% in the same quarter of 2022.

Basic and diluted net loss per share were RMB0.12 (US$0.02), compared with net loss per share of RMB0.11 in the same quarter of 2022. Non-GAAP net income per share, basic and diluted, was RMB0.02 (US$0.00), compared with non-GAAP net income per share of RMB0.06 in the same quarter of 2022.

Cash and cash equivalents and short-term investments were RMB5,517.8 million (US$760.9 million) as of June 30, 2023, compared with RMB6,493.0 million as of December 31, 2022.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. Eastern Time on Friday, September 01, 2023 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	0571055

The replay will be accessible through September 8, 2023 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code:	6912866

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in China, with sustainable long-term growth. We directly provide users and households with fresh produce, prepared food, and other food products through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be Chinese families' first choice for food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net (loss)/income, non-GAAP net margin, non-GAAP net (loss)/income attributable to ordinary shareholders and non-GAAP net (loss)/income per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2513 to US$1.00, the exchange rate on June 30, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,856,187	1,528,980	210,856
Restricted cash	2,763	1,200	165
Short-term investments	4,636,774	3,988,827	550,084
Accounts receivable, net	141,468	107,093	14,769
Inventories	604,884	427,265	58,923
Advance to suppliers	83,835	77,594	10,701
Prepayments and other current assets	170,336	166,011	22,894
Total current assets	7,496,247	6,296,970	868,392

Non-current assets:
Property and equipment, net	314,980	236,731	32,647
Operating lease right-of-use assets	1,425,117	1,290,846	178,016
Other non-current assets	145,563	130,311	17,970
Total non-current assets	1,885,660	1,657,888	228,633

TOTAL ASSETS	9,381,907	7,954,858	1,097,025

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,886,689	1,357,264	187,175
Customer advances and deferred revenue	253,010	221,416	30,535
Accrued expenses and other current liabilities	810,963	638,464	88,048
Salary and welfare payable	329,104	172,996	23,857
Operating lease liabilities, current	693,496	672,125	92,690
Short-term borrowings	4,237,978	3,676,987	507,080
Total current liabilities	8,211,240	6,739,252	929,385

Non-current liabilities:
Operating lease liabilities, non-current	678,000	592,115	81,657
Other non-current liabilities	75,000	117,865	16,254
Total non-current liabilities	753,000	709,980	97,911

TOTAL LIABILITIES	8,964,240	7,449,232	1,027,296

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	107,490	111,672	15,400

TOTAL MEZZANINE EQUITY	107,490	111,672	15,400

Shareholders' equity
Ordinary shares	4	4	1
Additional paid-in capital	13,922,811	14,027,941	1,934,541
Treasury stock	(20,666)	(20,666)	(2,850)
Accumulated deficit	(13,580,086)	(13,673,263)	(1,885,629)
Accumulated other comprehensive (loss)/income	(11,886)	59,938	8,266

TOTAL SHAREHOLDERS' EQUITY	310,177	393,954	54,329

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	9,381,907	7,954,858	1,097,025

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	6,553,999	4,778,733	659,017
Service revenues	80,390	61,873	8,533

Total revenues	6,634,389	4,840,606	667,550

Operating costs and expenses:
Cost of goods sold	(4,537,312)	(3,340,343)	(460,654)
Fulfillment expenses	(1,541,814)	(1,146,623)	(158,127)
Sales and marketing expenses	(146,699)	(89,098)	(12,287)
Product development expenses	(255,314)	(201,724)	(27,819)
General and administrative expenses	(153,489)	(89,067)	(12,283)

Total operating costs and expenses	(6,634,628)	(4,866,855)	(671,170)

Other operating expenses, net	(12,388)	(23,307)	(3,214)
Loss from operations	(12,627)	(49,556)	(6,834)
Interest income	17,416	41,340	5,701
Interest expenses	(32,844)	(24,425)	(3,368)
Other income, net	191	(948)	(131)

Loss before income tax	(27,864)	(33,589)	(4,632)

Income tax expenses	(6,659)	(3,015)	(416)

Net loss	(34,523)	(36,604)	(5,048)

Accretion of redeemable noncontrolling interests	(1,965)	(2,122)	(293)

Net loss attributable to ordinary shareholders	(36,488)	(38,726)	(5,341)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)
Net loss per Class A and Class B ordinary share:
Basic and diluted	(0.11)	(0.12)	(0.02)
Shares used in net loss per Class A and Class B ordinary share computation:
Basic and diluted	324,345,013	324,606,046	324,606,046
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	127,627	98,302	13,556

Comprehensive income	93,104	61,698	8,508

Accretion of redeemable noncontrolling interests	(1,965)	(2,122)	(292)

Comprehensive loss attributable to ordinary shareholders	91,139	59,576	8,216

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)

Net cash generated from / (used in) operating activities	217,725	(177,711)	(24,507)

Net cash (used in) / generated from investing activities	(359,578)	43,003	5,930

Net cash generated from / (used in) financing activities	865,473	(126,218)	(17,406)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	22,632	5,265	726
Net increase / (decrease) in cash and cash equivalents and restricted cash	746,252	(255,661)	(35,257)

Cash and cash equivalents and restricted cash at the beginning of the period	1,266,567	1,785,841	246,278
Cash and cash equivalents and restricted cash at the end of the period	2,012,819	1,530,180	211,021

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)
Net loss	(34,523)	(36,604)	(5,048)
Add: share-based compensation expenses (1)	55,111	44,139	6,087

Non-GAAP net income	20,588	7,535	1,039

Net loss margin	(0.5% )	(0.8% )	(0.8% )
Add: share-based compensation expenses	0.8%	1.0%	1.0%
Non-GAAP net income margin	0.3%	0.2%	0.2%

Net loss attributable to ordinary shareholders	(36,488)	(38,726)	(5,341)

Add: share-based compensation expenses (1)	55,111	44,139	6,087

Non-GAAP net income attributable to ordinary shareholders	18,623	5,413	746

Net loss per Class A and Class B ordinary share:
Basic and diluted	(0.11)	(0.12)	(0.02)
Add: share-based compensation expenses	0.17	0.14	0.02
Non-GAAP net income per Class A and Class B ordinary share:

Basic and diluted	0.06	0.02	0.00

(1) Share-based compensation expenses are recognized as follows:

	For the three months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)

Fulfillment expenses	11,139	7,717	1,064
Sales and marketing expenses	2,778	2,092	288
Product development expenses	24,880	22,498	3,103
General and administrative expenses	16,314	11,832	1,632

Total	55,111	44,139	6,087